

November 22, 2011

Via E-mail
Mr. Kevin P. Riley
Executive Vice President and Chief Financial Officer
Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, Massachusetts 01201

> **Re: Berkshire Hills Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 000-51584**

Dear Mr. Riley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2011

Consolidated Financial Statements

Consolidated Statements of Income, page 4

1. Please revise your Consolidated Statements of Income in all future filings to present net interest income followed by the provision for loan losses and a subtotal for net interest income after provision for loan losses before presenting non-interest income and non-interest expense. Refer to Article 9 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1. General – Significant accounting policies – Acquired Loans, page 9

2. We note your disclosure that management chose to increase the loan loss provision by $300 thousand in the third quarter in an effort to indirectly build a reserve for the Bank's purchased loan portfolios into the allowance for loan loss. Please tell us whether these loans were classified and accounted for under ASC 310-30 (loans acquired with deteriorated credit quality). Also, tell us and enhance future filing disclosure to address the specific facts and circumstances related to the underlying credit performance of these newly acquired loans and your overall credit environment subsequent to the acquisitions of these portfolios and how these factors were considered in the determination of your periodic loan loss provision.

3. Please tell us, and revise future filings to include, the carrying amount of loans that met the definition stipulated in ASC 310-30, loans that you analogized to ASC 310-30, and loans that do not meet the ASC 310-30 criteria for which the Company is accreting interest income on a level yield basis using the contractually required cash flows.

Note 3. Acquisitions, page 12

4. Please provide us with, and revise future filings to include, the following information as it relates to your acquisitions of Legacy Bancorp, Inc. and Rome Bancorp, Inc.:

    - In tabular format, the carrying amount of each balance sheet line item prior to the merger, the adjustment recorded during purchase accounting and the carrying amount of each balance sheet line item immediately after the merger. Please separately present loans that met the criteria and are being accounted for in accordance with ASC 310-30, loans that you analogized to ASC 310-30, and loans that are not accounted for under ASC 310-30 in this disclosure.

    - A robust discussion of how you identified loans to be accounted for under ASC 310-30, including a description of whether and if so, how you aggregated loans into pools for accretion and impairment testing purposes. Identify the specific loan characteristics that were used for segregation and whether performing and nonperforming loans were separately segregated.

5. As a related matter, please provide us with and revise your loans footnote in future filings to present separate ASC 310-30-50 disclosures for those loans that met the ASC 310-30 criteria and those that were analogized to ASC 310-30.

6. Please tell us why the accretable yield associated with your acquisitions of Legacy Bancorp, Inc. and Rome Bancorp, Inc. as disclosed on pages 13 and 15 totaling $10,230 does not agree

with the amount reported in the table on page 22 summarizing activity in the accretable yield for the acquired loan portfolios of $3,553 and revise future filings as appropriate.

Note 7. Loans, page 21

7. Please revise future filings to disclose both the balance of your allowance for loan losses *and your recorded investment in financing receivables by impairment method* (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each loan portfolio segment. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

8. We note your disclosure on page 30 that as of September 30, 2011 the company had one commercial loan modification with a pre and post-modification recorded investment of $726 thousand and $177 thousand, respectively. We also note your disclosure on page 11 of your December 31, 2010 Form 10-K that the total carrying value of accruing and non-accruing TDR loans was $8.0 million as of December 31, 2010 and was at least $17.8 million at December 31, 2009 given your disclosure that this was the amount of accruing TDRs at that point in time. Please explain to us, in detail, the reasons for the decrease in troubled debt restructurings.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Selected Financial Data, page 51

9. Please revise future filings to include a discussion of how your accounting for acquired loans impacts your credit metrics and trends considering that you have reduced the carrying value of these loans to the fair value during purchase price accounting. Specifically identify the credit metrics and trends most impacted and discuss the comparability between periods and with other institutions. Additionally, in all of your credit quality disclosures, please revise future filings to clearly disclose if these loans are included, whether there is an associated allowance for loan losses, and quantify the associated amounts.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3492 with any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant